Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On May 14, 2015, Integrys Energy Group, Inc. (“Integrys”) posted the following Q&A sheet on Integrys’ website:
Integrys Energy Group, Inc.
Termination of Stock Investment Plan
Q&A

Q1:	When the merger closes, what will happen to the shares that I hold in the Stock Investment Plan and/or dividend reinvestment plan/DRIP/DRP?

A:	Under the terms of the merger agreement with Wisconsin Energy, the Stock Investment Plan (Plan) will be terminated effective June 10, 2015, prior to the merger effective date. Once the Plan is terminated, no further purchase right under the Stock Investment Plan will be granted to Plan participants. The employee payroll deduction for share purchases will be stopped prior to the merger effective date.

We will deliver to you book-entry (direct registration) shares for any whole shares credited to your account under the Plan.  We will make a cash payment for any fractional shares credited to your account under the Plan.  The Plan administrator, American Stock Transfer, will roll-up all of the fractional shares for all Plan participants and sell the accumulated full shares in the open market.  The sale price obtained in the open market is used to determine your cash payment in lieu of fractional shares.

Q2:	Why is the Stock Investment Plan being terminated?
A:	Under the terms of the merger agreement with Wisconsin Energy, the company is required to terminate the Stock Investment Plan prior to the close of the merger. In order to meet this requirement and to provide Plan participants with timely notice, the Plan is being terminated effective June 10, 2015.

Q3:	As an employee of the company, I am able to purchase company stock without a commission through the Stock Investment Plan. This is a benefit of being an employee of the company. If you agreed not to change employee benefits for one year; how is it possible that you are discontinuing payroll deduction for the purposes of purchasing shares without a commission?

A:	The Stock Investment Plan is not considered to be an employee benefit plan. See the Benefits page of PowerNet for more information on our employee benefit plans. We are required to terminate the Stock Investment Plan under the terms of the merger agreement with Wisconsin Energy. In addition, please see Q&A 4 and Q&A 5 regarding your option to join Wisconsin Energy’s Stock Plus Investment Plan following the merger effective date.

Q4:	When the Stock Investment Plan is terminated, how will this affect the shares held in my ESOP?

A:	The termination of the Stock Investment Plan is separate and distinct from the ESOP, and the termination of the Stock Investment Plan will have no effect on the shares you hold in your ESOP.

Q5:	I currently reinvest my dividends to purchase additional shares of Integrys common stock. Will I have that option with the new company, WEC Energy Group?

A:	Similar to the way that you are used to reinvesting your dividends through our Stock Investment Plan, Wisconsin Energy offers their Stock Plus Investment Plan. The Stock Plus Investment Plan provides a convenient way to purchase WEC stock and reinvest dividends. You will have the option to join Wisconsin Energy’s Stock Plus Investment Plan.
If you have questions on the Wisconsin Energy Stock Plus Investment Plan, please contact Computershare Shareowner Services at 800-558-9663 for assistance.
Q6:	I purchase shares of stock through payroll deduction. Will WEC’s Stock Plus Investment Plan allow me to purchase company stock through payroll deduction?

A:	No. However, an automatic investment option is available. Under this option, you may elect to have funds withdrawn from your checking or savings account at a qualified financial institution once a month for investment in the plan as optional cash investments.

Q7:	Why did I receive a dividend check for the June 19, 2015 dividend payment? I am signed up for dividend reinvestment.

A:	Under the terms of the merger agreement, the Stock Investment Plan will be terminated effective June 10, 2015, prior to the merger effective date. Dividend reinvestment occurs through the Stock Investment Plan. As a result, the June 19, 2015 dividend will be paid in cash to shareholders.

Additional Information and Where to Find It
In connection with the proposed merger transaction between Wisconsin Energy and Integrys, Wisconsin Energy filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys. The registration statement was declared effective by the SEC on October 6, 2014. Each of Wisconsin Energy and Integrys mailed the joint proxy statement/prospectus to their respective shareholders on or around October 21, 2014 and filed other documents regarding the proposed merger transaction with the SEC. Integrys urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s website, http://www.sec.gov, and from Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.
Forward-Looking Statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto, including the expected benefits of the proposed merger transaction. There are several factors which could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports filed on Form 10-Q and Form 8-K.
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